UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 3)

FREIGHTCAR AMERICA, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

357023100

(CUSIP Number)

Pacific Investment Management Company LLC

Attention: Zephram Yowell, Senior Vice President, Senior Counsel

650 Newport Center Drive

Newport Beach, California, 92660

(949) 720-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Stacey L. Rosenberg, Esq.

Jason R. Schendel, Esq.

Sheppard, Mullin, Richter &

Hampton LLP

333 South Hope Street

Forty-Third Floor

Los Angeles, California 90071

(213) 620-1780

April 4, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 357023100

1	NAME OF REPORTING PERSONS Pacific Investment Management Company LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,717,508(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,717,508(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,717,508(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.0%(2)
14	TYPE OF REPORTING PERSON IA, OO

(1)

The Reporting Person beneficially owns (a) 693,077 shares of Common Stock, (b) a warrant exercisable for an indeterminate number of shares of Common Stock equal to 23.0% of the Common Stock Deemed Outstanding (as defined in a warrant acquisition agreement entered into with the Issuer on October 13, 2020, as amended), (c) a warrant exercisable for an indeterminate number of shares of Common Stock equal to 5.0% of the Common Stock Deemed Outstanding (as defined in a warrant acquisition agreement entered into with the Issuer on December 30, 2021, as amended), and (d) a warrant exercisable for an indeterminate number of shares of Common Stock equal to 5.0% of the Common Stock Deemed Outstanding (as defined in a warrant acquisition agreement entered into with the Issuer on April 4, 2022).

(2)

Based on 16,525,266 shares of Common Stock outstanding as of March 31, 2022, as provided by the Issuer to the Reporting Person, plus 6,289,755 shares of Common Stock underlying the warrant referred to in clause (b) of footnote 1 above, plus 1,367,338 shares of Common Stock underlying the warrant referred to in clause (c) of footnote 1 above, plus 1,367,338 shares of Common Stock underlying the warrant referred to in clause (d) of footnote 1 above. The number of shares of Common Stock that will actually be issued upon exercise of the warrants described in this statement will not be known with certainty until the time such warrants are exercised. The number of shares of Common Stock actually issued upon exercise of such warrants may be materially different than the number of shares reflected in this statement.

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on August 11, 2021 (together with Amendment No. 1 to Schedule 13D filed on November 9, 2021, Amendment No. 2 to Schedule 13D filing on January 7, 2022, and this Amendment No. 3, this “statement”) relating to shares of common stock, par value $0.01 per share (the “Common Stock”), of FreightCar America, Inc., a Delaware corporation (the “Issuer”). Item 2, Item 3, Item 6, and Item 7 are hereby amended and supplemented as set forth below.

Item 2. Identity and Background.

Schedule A to the statement is hereby deleted in its entirety and replaced with Schedule A attached to this Amendment No. 3.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented by adding the following additional information:

No cash consideration was required to be paid by PIMCO or any of the PIMCO Entities in connection with the acquistion of the April 2022 Warrant (as defined below) pursuant to the terms of the Amendment.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby supplemented by adding the following additional information:

April 2022 Warrant

Pursuant to the Amendment, in the event that the Additional Loan (as defined in the Amendment) is not repaid in full by March 31, 2022, the Issuer shall issue to COF and/or an affiliate of COF a warrant (the “April 2022 Warrant”) to purchase a number of shares of Common Stock equal to 5% of the Common Stock Deemed Outstanding (as such term is defined in the April 2022 Warrant Acquisition Agreement (as defined below)).

As of March 31, 2022, the Additional Loan was not repaid in full and, therefore, on April 4, 2022, pursuant to the Amendment and a warrant acquisition agreement, dated as of April 4, 2022 (the “April 2022 Warrant Acquisition Agreement”), the Issuer issued the April 2022 Warrant to OC III LVS XXVIII LP, an affiliate of COF (“OC XXVIII”). The April 2022 Warrant has an exercise price of $0.01 and a term of ten (10) years.

The issuance of the April 2022 Warrant was made in reliance on the exemption from registration contained in Section 4(a)(2) of the Securities Act, because the offer and sale of such securities do not involve a “public offering” as defined in Section 4(a)(2) of the Securities Act.

April 2022 Registration Rights Agreement

In connection with the issuance of the April 2022 Warrant, the Issuer and OC XXVIII entered into a registration rights agreement (the “April 2022 Registration Rights Agreement”) on April 4, 2022. Pursuant to the April 2022 Registration Rights Agreement, OC XXVIII may deliver to the Issuer a written notice (a “Demand”) requiring the Issuer as soon as reasonably practicable after receiving the Demand, but not more than sixty calendar days following the receipt of the Demand, to file a registration statement (the “April 2022 Demand Registration Statement”) with respect to all or a portion of the Registrable Shares (as defined in the April 2022 Registration Rights Agreement) with the Securities and Exchange Commission. The Issuer agreed to use commercially reasonable efforts to keep the April 2022 Demand Registration Statement continuously effective (including the preparation and filing of any amendments and supplements necessary for that purpose) until the date on which all of the Registrable Shares registered for resale have been sold under the April 2022 Demand Registration Statement or such earlier date on which all Registrable Shares are freely tradeable in a single transaction pursuant to Rule 144.

In certain circumstances, and as described in the April 2022 Registration Rights Agreement, OC XXVIII will have (i) piggyback registration rights with respect to the Registrable Shares and (ii) the right to request that the Issuer initiate an Underwritten Offering (as defined in the April 2022 Registration Rights Agreement) of Registrable Shares.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby supplemented by adding the following additional information:

Exhibit 99.1 Warrant Acquisition Agreement, dated as of April 4, 2022, by and between the Issuer and OC XXVIII.

Exhibit 99.2 Form of Warrant issued by the Issuer to OC XXVIII.

Exhibit 99.3 Registration Rights Agreement, dated as of April 4, 2022, by and between the Issuer and OC XXVIII.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2022	PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

	By:	/s/ Jason Nagler
	Name:	Jason Nagler
	Title:	Senior Vice President

SCHEDULE A

The name and present principal occupation of each Executive Committee Member and Chief Investment Officer of PIMCO is set forth below. Unless otherwise noted the business address of each person listed below is c/o Pacific Investment Management Company LLC, 650 Newport Center Drive, Newport Beach, California 92660.

EXECUTIVE COMMITTEE MEMBERS AND CHIEF INVESTMENT OFFICERS OF

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

Name and Business Address	Present Principal Occupation	Citizenship
Andrew Balls	Managing Director – Chief Investment Officer (Global Fixed Income)	United States

Libby Cantrill	Managing Director – Executive Committee, Head of Public Policy	United States

Craig A. Dawson	Managing Director – Executive Committee, Head of PIMCO Europe, Middle East and Africa	United States

Gregory Hall	Managing Director – Executive Committee, Head of U.S. Global Wealth Management	United States

Daniel J. Ivascyn	Managing Director – Executive Committee, Group Chief Investment Officer	United States

Mark R. Kiesel	Managing Director, Chief Investment Officer (Global Credit)	United States

Scott A. Mather	Managing Director, Chief Investment Officer (U.S. Core Strategies)	United States

Julie Meggers	Managing Director – Global Co-Head of Human Resources	United States

Emmanuel Roman	Managing Director – Executive Committee and Chief Executive Officer	United States

Jerome M. Schneider	Managing Director – Executive Committee	United States

Marc P. Seidner	Managing Director – Executive Committee, Chief Investment Officer (Non-traditional Strategies)	United States

Candice Stack	Managing Director – Executive Committee, Head of Client Management, Americas	United States

Kimberley Stafford	Managing Director – Executive Committee, Global Head of Product Strategy	United States

Christian Stracke	Managing Director – Executive Committee, Global Head of Credit Research	United States